UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number 001-14141

L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
L3 TECHNOLOGIES, INC.
600 Third Ave
New York, New York 10016
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
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Pages
Report of Independent Registered Public Accounting Firm – Grant Thornton	1
Report of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP	2
Financial Statements:
Statements of Assets at December 31, 2018 and 2017 (In Liquidation)	3
Statement of Changes in Assets for the years ended December 31, 2018, 2017 and 2016 (In Liquidation)	4
Notes to Financial Statements	5-8
Signature	9
Exhibits:
Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm – Grant Thornton
Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers

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Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan
Opinion on the financial statements
We have audited the accompanying statements of assets of L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2018 (liquidation basis) and 2017 (going concern basis), the related statement of changes in assets for the year ended December 31, 2018 (liquidation basis) and 2017 (going concern basis), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the assets of the Plan as of December 31, 2018 and 2017, and the changes in assets for the years ended December 31, 2018 and 2017 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of Matter - Plan Termination and Use of Liquidation Basis of Accounting
As described in Notes 1 and 2 to the financial statements, on November 18, 2018, the Benefits Plan Committee approved a plan of liquidation, and management determined that liquidation is imminent. Accordingly, the Plan has changed its basis of accounting from the going concern basis used in presenting the Plan’s 2017 financial statements to the liquidation basis used in presenting the Plan’s 2018 financial statements. Our opinion is not modified with respect to this matter.

/s/ Grant Thornton LLP

We have served as the Plan’s auditor since 2017.

New York, New York
March 28, 2019

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Report of Independent Registered Public Accounting Firm

To the Administrator of
L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan:

In our opinion, the Statement of Changes in Assets for the year ended December 31, 2016 presents fairly, in all material respects, the changes in assets of the L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan (the “Plan”) for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
March 30, 2017

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Statements of Assets

	December 31, 2018	December 31, 2017
	(In Liquidation)
Assets:
Participant contributions due from employer	$15,856,734	$16,144,331
Total Assets	$15,856,734	$16,144,331

See Notes to Financial Statements.

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Assets

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(In Liquidation)
Participant contributions	$32,610,485	$32,421,939	$31,119,112
Transfers to participants	(32,898,082)	(31,764,870)	(32,200,884)
Net additions (deductions)	(287,597)	657,069	(1,081,772)
Total assets, beginning of the year	16,144,331	15,487,262	16,569,034
Total assets, end of the year	$15,856,734	$16,144,331	$15,487,262

See Notes to Financial Statements.

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

1. Plan Description
General Description
On December 31, 2016, following the merger of L-3 Communications Holdings, Inc. (L-3 Holdings) with and into L-3 Communications Corporation, L-3 Communications Corporation changed its name to L3 Technologies, Inc. (L3 or the Company) and the L-3 Communications Corporation 2009 Employee Stock Purchase Plan became the L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Should there be a conflict between the general information below and the Plan document, the Plan document takes precedence. The Plan was approved by the stockholders of L-3 Holdings on April 28, 2009 and became effective on July 1, 2009.
The Plan is an employee stock purchase plan that allows participants to purchase common stock of L3 (Stock) through payroll deductions. The Plan’s fiscal year ends on December 31 and is divided into two six-month periods (Offering Periods) for the purpose of stock offerings under the Plan. The Offering Periods begin on the first trading day on or after January 1 and July 1 and end on the last trading day on or before June 30 and December 31 and represent the periods during which participants’ payroll deductions are accumulated. The participants’ accumulated payroll deductions as of the last trading day of each Offering Period (Exercise Date) are used to purchase shares of Stock at an amount equal to 95% of the fair market value of the Stock on the Exercise Date. Fair market value is defined as the average of the highest and lowest sales price of a share of Stock per the New York Stock Exchange on the Exercise Date.
The total number of shares authorized for issuance under the Plan is 7,634,201 shares. For the years ended December 31, 2018, 2017 and 2016, the Plan issued 176,942 shares, 209,648 shares and 258,805 shares of Stock, respectively. At December 31, 2018, 3,329,522 shares of Stock were available for future purchases by Plan participants.
For the Offering Periods ended December 31, 2018 and 2017, accumulated Plan participants’ payroll deductions in the amount of $15,856,734 and $16,144,331, respectively, have been recorded as a contribution receivable. At December 31, 2018, participants’ accumulated payroll deductions amounted to the equivalent of 97,334 shares of Stock, which were purchased subsequent to December 31, 2018. The shares of Stock purchased by the Plan subsequent to December 31, 2018 had a closing market value of $16,903,022 as of the Exercise Date.
The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Stock Plan Services, LLC is the recordkeeper of the Plan and Fidelity Brokerage Services, LLC is the custodian of the participants’ brokerage accounts.
On October 14, 2018, L3 and Harris Corporation ("Harris") announced an agreement to combine in an all stock merger of equals. Under the terms of the Agreement and Plan of Merger (the "Merger Agreement"), governing the proposed transaction, which was unanimously approved by the boards of directors of both companies, the merger is expected to close in the middle of 2019, subject to customary closing conditions, including the receipt of regulatory approvals and approval by the shareholders of both L3 and Harris. In anticipation of the merger with Harris, the Company effectively terminated the Plan December 31, 2018. The offering period that ended December 31, 2018 was the final offering period for the plan.
Eligibility and Participation
Generally, all employees of L3, or of certain subsidiaries or affiliates of L3, are eligible to participate in the Plan. L3 has the discretion to designate whether particular subsidiaries or affiliates of L3 will participate in the Plan. L3 may also adopt rules regarding the administration of the Plan to conform to local laws or to enable employees of the Company or certain subsidiaries or affiliates to participate in the Plan. Under certain circumstances, these rules may take precedence over other provisions of the Plan, except for certain provisions which may not be superseded, including with respect to the maximum discount at which Stock may be purchased and the maximum dollar amount of payroll deductions or contributions that may be used to purchase Stock under the Plan.
Employees who have (or whose participation in the Plan would result in them having) 5% or more of the total combined voting power or value of all classes of L3’s stock may not participate in the Plan. Additionally, no employee may be granted an option to purchase more than $25,000 worth of Stock under the Plan in any calendar year (based on the fair market value of the

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements (continued)

Stock at the time the option is granted or exercised, depending on whether the employee participates in the portion of the Plan that is tax qualified under section 423 of the Internal Revenue Code).
Eligible employees may enroll in the Plan at any time. Once an election is made, the participant will automatically participate in all subsequent offering periods at the elected contribution rate, unless the participant (1) makes a new election or (2) withdraws from an Offering Period or from the Plan in accordance with the procedures set forth in the Plan document.
Stock Purchases
On the Exercise Date, the amount of each participant’s accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock, determined by dividing the participant’s total contribution by 95% of the fair market value of the Stock on the last day of the Offering Period. Purchased shares of Stock are issued by L3 to the custodian of the participants’ brokerage accounts. The custodian maintains an individual account for each participant and tracks whole and fractional shares purchased and sold attributable to each participant account.
Participant Contributions
Prior to the Plan termination, participants may elect to have 1% to 10% of their compensation (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock, provided that these payroll deductions do not exceed $21,250 in a calendar year. Generally, participants may not make any separate contributions into their accounts, except during an approved leave of absence if certain conditions are met. During each offering period, a participant may elect to make one increase and/or one decrease to the rate of payroll deductions. A participant may also elect to withdraw from participation in the Plan at any time. An election to withdraw from participation or to increase or decrease the payroll deduction rate shall become effective as soon as administratively feasible following the date of such election.
Subject to local law requirements, interest is not accrued or paid on participants’ accumulated payroll deductions. Subject to local law requirements, the Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the Exercise Date in accordance with the Plan.
Participant Accounts
The assets held in each Plan participant’s individual account are not included in the Plan nor in the Plan’s financial statements. When Stock is distributed to each participant’s individual account, the participant may elect to retain or sell the Stock at his or her discretion. Stock sale transactions are not included in the Plan’s Statements of Changes in Assets.
Vesting
Prior to the Plan termination, all contributions and common stock purchased are 100% vested.
Participant Withdrawal
Plan participants may withdraw from the Plan by decreasing their payroll deduction rate to zero during an Offering Period. Upon such withdrawal from the Plan, participants may elect to receive reimbursement of all of their accumulated payroll deductions during the current Offering Period, provided that the election is made no later than two weeks prior to the Exercise Date. In the event that the participant does not give proper instructions to request reimbursement in a timely manner, the participant’s accumulated payroll deductions will be used for the purchase of shares of Stock on the Exercise Date. A participant who withdraws from participation during an Offering Period may not participate in the Plan until the next Offering Period.
Participant Termination
Participants who terminate their employment relationship with the Company (and with all designated subsidiaries and affiliates that participate in the Plan) are not eligible to continue participation in the Plan. All payroll deductions accumulated during the Offering Period through the date of such termination of employment are refunded to the employee or, in the event of

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements (continued)

the employee’s death, to the employee’s beneficiary. After a participant’s termination of employment, the custodian shall continue to maintain the participant’s account until such time as the participant sells or withdraws all shares in their account.
Participant Termination and Administration
The Board of Directors of L3 may terminate the Plan at any time (see basis of accounting), provided that no such termination may, without the consent of an employee then having an option under the Plan to purchase Stock, adversely affect the rights of such employee under such option. The Plan is administered by the Benefit Plan Committee (the Committee). The Committee has the authority to interpret the Plan, to adopt rules and make determinations that are necessary or advisable for administering the Plan and to delegate some or all of its authority to one or more employees or officers of the Company.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on a liquidation basis, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). In anticipation of the merger with Harris, the Company effectively terminated the Plan December 31, 2018. The offering period that ended December 31, 2018 was the final offering period for the plan. The merger is expected to close in the middle of 2019, subject to customary closing conditions, including the receipt of regulatory approvals and approval by the shareholders of both L3 and Harris. As a result of the proposed merger with Harris, the Plan's financial statements as of December 31, 2018 and for the year ended December 31, 2018 have been prepared on the liquidation basis and the December 31, 2017 and 2016 financial statements have been prepared on a going concern basis, in accordance with U.S. GAAP. This basis of accounting is considered appropriate when, among other things, liquidation of an entity is probable and the net realizable value of assets are reasonably determinable. Under the liquidation basis of accounting, assets are stated at their estimated net realized cash value and liabilities are stated at their anticipated settlement amounts. There were no material changes to the 2018 financial statements as a result of the change under the liquidation basis of accounting.
Plan Expenses
The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. The Plan participants are responsible for all individual brokerage fees and related expenses associated with the sale of Stock.
Transfers to Participants
Transfers to participants include: 1) issuance of Stock to plan participants, which are recorded when paid and 2) reimbursements of accumulated payroll deductions to participants in connection with a participant withdrawal or termination.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the financial statements, as well as the reported amounts of additions to and deductions from assets during the reporting period. The Plan’s only asset is a receivable from the Company for participant contributions representing accumulated payroll deductions.
Risks and Uncertainties
The Plan holds as its only asset the accumulated participant contributions representing payroll deductions due from the Company. As such, the Plan is exposed to concentration of credit risk.

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L3 TECHNOLOGIES, INC.
AMENDED AND RESTATED 2009 EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements (continued)

3. Tax Status
It is the intent of the Company that the Plan complies in all respects with applicable requirements of Section 423 of the U.S. Internal Revenue Code of 1986, as amended. Under existing federal income tax laws, the Plan is not subject to federal income tax; therefore, no provision for income taxes is included in the financial statements.
U.S. GAAP require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

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Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L3 Technologies, Inc.
Amended and Restated 2009 Employee Stock Purchase Plan

Date: March 28, 2019		/s/ Ralph G. D’Ambrosio
	Name:	Ralph G. D’Ambrosio
	Title:	Senior Vice President and Chief Financial Officer
L3 Technologies, Inc.